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                                                                     EXHIBIT 8.1


                      [Letterhead of Dorsey & Whitney LLP]

                                August ___, 1999

ARIS Corporation
fine.com International Corp.

      RE: Federal Income Tax Consequences of Merger of fine.com International with and into ARIS Interactive, Inc. a wholly owned subsidiary of ARIS Corporation

Ladies and Gentlemen:

            We have acted as special counsel to ARIS Corporation ("Acquiror"), a Washington corporation, in connection with the merger of fine.com International Corporation, a Washington corporation ("Target") with and into ARIS Interactive, Inc., a Washington corporation ("Acquiror Sub"), a wholly owned subsidiary of Acquiror, pursuant to that certain Agreement and Plan of Merger dated as of May 17, 1999 and amended and restated as of August [3], 1999 (by and among Acquiror, Acquiror Sub, Target and certain Target shareholders (the "Merger Agreement"). In accordance with the Merger Agreement, we are rendering the following opinion to Acquiror and to the Target. Unless otherwise provided herein, the capitalized terms used herein shall have the meaning as set forth and explained in the Merger Agreement.

            At the Effective Time of the Merger and pursuant to the Merger Agreement, Target will be merged with and into Acquiror Sub and the separate existence of Target will cease. Pursuant to the Merger, each Target Share issued and outstanding at the Effective Time of the Merger (other than any shares as to which statutory dissenters' appraisal rights have been exercised) will be converted into the right to receive Acquiror Shares or a combination of Acquiror Shares and cash, as described in the Merger Agreement.


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            Acquiror has asked for our opinion concerning certain federal income tax consequences of the Merger. For purposes of rendering this opinion, we have examined the Merger Agreement and such other instruments and documents as we have deemed necessary or appropriate, and we have reviewed such questions of law as we have considered necessary or appropriate.

            Our opinion is based upon the existing provisions of the Internal Revenue Code of 1986, as amended (the "Code"), the current Treasury Department Regulations issued thereunder, the current published administrative positions of the Internal Revenue Service contained in revenue rulings, revenue procedures and other administrative pronouncements, and judicial decisions, all of which are subject to change prospectively and retroactively. Any change in such authorities may affect the opinions rendered herein. We undertake no responsibility to advise you of any new developments in the application or interpretations of the federal income tax laws.

            In rendering this opinion, we have relied upon the statements, descriptions, representations and warranties set forth in the Merger Agreement and the representations set forth in the Certificates of even date herewith delivered to us by Acquiror, Acquiror Sub, Target and certain Target shareholders (the "Certificates") and no actions have been (or will be taken) which are inconsistent with such statements, descriptions, representations and warranties. In connection with rendering this opinion, we have assumed that any statement made in the Merger Agreement, the Certificates or related documents "to the best of knowledge", "to the knowledge", "to the belief" or similar phrases of any person or party is correct without such qualification. Our opinion is also based on the assumption that the parties to the Merger Agreement will at all times comply with the terms of the Merger Agreement and that the Merger will be consummated in the manner described therein.

            An opinion of counsel is predicated upon all the facts and conditions set forth in this opinion and is based upon counsel's analysis of the statutes, regulatory interpretations and case law in effect as of the date of the opinion. It is not a guarantee of the current status of the law and should not be accepted as a guarantee that a court of law or an administrative agency will concur in the opinion.

            Based upon the foregoing, it is our opinion that the following federal income tax consequences will result from the Merger:

            1. The Merger will qualify as a reorganization under Section 368(a) of the Code.


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            2. No gain or loss will be recognized by Acquiror, Acquiror Sub or
      Target as a result of the Merger.

            3. No gain or loss will be recognized by the shareholders of Target who exchange Target Shares for Acquiror Shares pursuant to the Merger, except with respect to any cash received by such Target shareholders in the Merger.

            4. Gain, if any, but not loss, will be recognized by Target shareholders upon the exchange of Target Shares for cash pursuant to the Merger. Such gain will be recognized, but not in excess of the amount of cash, in an amount equal to the difference, if any, between (a) the fair market value of the Acquiror Shares and cash received and (b) the Target shareholder's adjusted tax basis in the Target Shares surrendered in exchange therefor pursuant to the Merger. If the receipt of cash payments has the effect of a distribution of a dividend to a Target Shareholder, some or all of the gain recognized will be treated as a dividend taxed as ordinary income. If the exchange does not have the effect of a distribution of a dividend, all of the gain recognized would be a capital gain, provided the Target Shares are a capital asset in the hands of the Target shareholder at the time of the Merger.

            5. The aggregate tax basis of the Acquiror Shares received by a Target shareholder who exchanges Target Shares in the Merger will be the same as the aggregate tax basis of the Target Shares surrendered in exchange therefor, decreased by the amount of any cash received by such Target shareholder which is treated as a redemption rather than a dividend and increased by the amount of any non-dividend gain recognized by such Target Shareholder in connection with the Merger.

            6. The holding period of the Acquiror Shares received by a Target shareholder pursuant to the Merger will include the period during which the Target Shares surrendered therefor were held, provided the Target Shares are a capital asset in the hands of the Target shareholder at the time of the Merger.

            7. A Target shareholder who receives cash in lieu of a fractional share interest in Acquiror Shares will recognize gain or loss measured by the difference between the amount of cash received and the portion of the adjusted tax basis in the Target Shares allocable to the fractional share interest. Such gain or loss recognized would generally be a capital gain or loss, provided the Target Shares are a capital asset in the hands of the Target shareholder at the time of the merger. However, if the receipt of cash in lieu of a fractional share interest is essentially equivalent to a dividend to that Target shareholder, some or all of the gain recognized will be treated as a dividend taxed as ordinary income.


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            This opinion is expressed as of the date hereof, and we are under no obligation to supplement or revise our opinion to reflect any changes (a) in applicable law or (b) in any information, document, corporate record, covenant, statement, representation, assumption or other matter stated herein which becomes untrue or incorrect.

            Our opinion is limited to the matters expressly addressed in the seven (7) numbered paragraphs above. No opinion is expressed and none should be inferred as to any other matter, including, without limitation, whether any cash payment to any Target shareholder qualifies as a redemption or dividend. In addition, our opinion does not address transactions effectuated prior to or after the Merger, whether or not such transactions are in connection with the Merger.

                                          Very truly yours,








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